As filed with the Securities and Exchange Commission on October 28, 2009
Securities Act File No. 333-118854 Investment Company Act File No. 811-21173

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934) (Amendment No. 1 )

Man-Glenwood Lexington, LLC (Name of Issuer)

Man-Glenwood Lexington, LLC (Names of Person(s) Filing Statement)

Units of Interest, Par Value $0.01 (Title of Class of Securities)

561649 10 4 (CUSIP Number of Class of Securities)

Kirsten Ganschow, Esq.
Man-Glenwood Lexington, LLC
123 N. Wacker Drive, 28th Floor
Chicago, IL 60606

(312) 881-6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

____________________________________________ Copies to: Michael S. Caccese, Esq. K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Man-Glenwood Lexington, LLC (the “Fund”) relating to an offer to purchase (the “Offer”) up to $6,500,000 of units of interests (“Units”) in the Fund or portions thereof pursuant to tenders by members of the Fund (“Members”) at a price equal to the net asset value of Units as of September 30, 2009 and originally filed with the Securities and Exchange Commission on July 31, 2009, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer terminated at 5:00 p.m., Central time, on August 28, 2009 (the “Expiration Date”). Pursuant to the Offer, 25,896.193 Units were tendered and accepted by the Fund, at a net asset value of $108.97 as determined as of September 30, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Man-Glenwood Lexington, LLC

By:     /s/ John B. Rowsell

           John B. Rowsell

           President

October 28, 2009